Himalaya Shipping Ltd. (HSHP) – Time charter of one vessel and extension of six charters

Hamilton, Bermuda, October 26, 2023

Himalaya Shipping is pleased to announce it has entered into a time charter agreement for one vessel with a major Japanese shipping and logistics company.

The vessel will commence a 24-month time charter with an evergreen structure upon delivery from New Times Shipyard in the first half of 2024. The vessel will earn an index linked rate, reflecting a significant premium to the Baltic 5TC index, and a profit sharing of any economic benefit derived from operating the vessel’s scrubber or running on LNG, as well as certain rights to convert the time charters to fixed rates based on the prevailing FFA curve from time to time.

Further, the Company has agreed to extend the charter for six of its vessels with a major commodity trading company by an additional year, until the end of 2026.

With this the company has secured employment for its entire fleet, 1 vessel on fixed time charter and the remaining 11 vessels fixed on index linked charters will on average earn a premium of 42.25% to the Baltic 5TC.

“Himalaya Shipping has now fully fixed its entire fleet. We are pleased that our vessels are achieving market high premiums and the fact that one of Himalaya’s counterparts is showing further commitment based on the quality of the fleet and the experience gained so far trading the ships. Our simple structure, with index linked charters earning a significant premium, low G&A cost and financing with 7-year fixed bareboat rates puts us in a good position to deliver solid returns to our shareholders”, says Herman Billung contracted CEO of Himalaya Shipping.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:
Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has ordered 12 LNG dual fuel Newcastlemax dry bulk carriers, 6 of them delivered this year and the remaining 6 to be delivered by Q3 2024.

Forward-Looking Statements
This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Himalaya Shipping Ltd. believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein.